WORLD POINT TERMINALS, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

July 22, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Nguyen Parker
Katrina V. Dorin

Re:	World Point Terminals, LP
Registration Statement on Form S-1
Filed June 17, 2013
File No. 333-189396

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), World Point Terminals, LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189396 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. We expect to file Amendment No. 2 to the Partnership’s Registration Statement prior to responding to the Staff’s next comment letter, which amendment will contain only Part II information and exhibits. The Partnership expects to include these pricing terms in Amendment No. 3, which the Partnership plans to file through EDGAR on or about July 24, 2013 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of July 22, 2013, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership and its affiliates propose to sell up to 10,062,500 common units representing limited

Securities and Exchange Commission

July 22, 2013

partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,312,500 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement. In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 1 to the Registration Statement, which was filed on July 15, 2013, we filed forms of the Exhibit 5.1 and Exhibit 8.1 opinions of Latham & Watkins LLP to the Partnership that are substantively complete except for references to the number of common units to be offered in the Offering. We intend to file final executed copies of those opinions in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

*     *     *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours, WORLD POINT TERMINALS, LP

BY:	WPT GP LLC, its general partner

By:	/s/ Steven G. Twele
Steven G. Twele Chief Financial Officer

Cc:	Paul A. Novelly
World Point Terminals, LP

Sean T. Wheeler
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.

Exhibit A